DREYFUS PREMIER WORLDWIDE GROWTH FUND, INC.
Statement of Investments
July 31, 2005 (Unaudited)

Common Stock-100.1%	Shares	Value($)
Banking-1.0%		
HSBC Holdings, ADR	100,000	**8,099,000**
Basic Materials-2.2%		
Air Liquide, ADR	441,017	15,674,141
Yara International, ADR	122,400	2,110,637
		17,784,778
Capital Goods-5.4%		
Emerson Electric	110,100	7,244,580
General Electric	771,072	26,601,984
Norsk Hydro, ADR	110,400	10,459,296
		44,305,860
Consumer Durables-4.4%		
Christian Dior	430,000	35,155,166
Sony, ADR	41,600	1,352,416
		36,507,582
Consumer Staples-5.0%		
Wal-Mart Stores	305,022	15,052,836
Walgreen	550,000	26,323,000
		41,375,836
Diversified Financials-9.3%		
American Express	229,850	12,641,750
Citigroup	603,284	26,242,854
Deutsche Bank	85,300	7,378,450
Eurazeo	87,184	8,486,774
JPMorgan Chase & Co.	299,100	10,510,374
UBS	130,000	10,689,494
		75,949,696
Energy-18.3%		
BP, ADR	500,000	32,940,000
ChevronTexaco	360,800	20,930,008
ConocoPhillips	26,000	1,627,340
Exxon Mobil	1,004,508	59,014,845
Total, ADR	280,158	35,019,750
		149,531,943
Food, Beverage & Tobacco-20.1%		
Altria Group	880,200	58,938,192
Anheuser-Busch Cos.	10,000	443,500
Coca-Cola	458,100	20,046,456
Diageo, ADR	326,500	18,176,255
Groupe Danone, ADR	1,009,400	19,885,180
LVMH Moet Hennessy Louis Vuitton	122,175	10,158,992
Nestle, ADR	340,600	23,371,787
PepsiCo	241,675	13,178,538
		164,198,900

Health Care-11.7%

Abbott Laboratories	210,300	9,806,289
Johnson & Johnson	253,525	16,215,459
Eli Lilly & Co.	183,700	10,345,984
Merck & Co.	73,582	2,285,457
Novartis, ADR	150,000	7,306,500
Pfizer	670,754	17,774,981
Roche Holding, ADR	477,400	32,471,651
		96,206,321

Hotels & Restaurants-.8%

McDonald's	224,800	**7,007,016**

Household & Personal Products-6.3%

Estee Lauder Cos., Cl. A	47,500	1,859,150
L'Oreal, ADR	1,850,000	29,217,531
Procter & Gamble	365,800	20,349,454
		51,426,135

Insurance-1.8%

Assicurazioni Generali	321,900	10,534,738
Zurich Financial Services	21,500a	3,822,890
		14,357,628

Media-6.1%

McGraw-Hill Cos.	463,800	21,339,438
News, Cl. A	954,400	15,633,072
Pearson	806,944	9,660,718
Time Warner	20,215	344,059
Viacom, Cl. B	81,227	2,720,292
		49,697,579

Retail-.0%

Home Depot	4,505	**196,013**

Semiconductors & Equipment-4.8%

Intel	1,450,941	**39,378,539**

Technology-2.2%

Microsoft	690,600	**17,686,266**

Transportation-.7%

United Parcel Service, Cl. B	80,000	**5,837,600**

Total Common Stocks		
(cost $529,326,256)		**819,546,692**
Total Investments (cost $529,326,256)	100.1%	**819,546,692**
Liabilities, Less Cash and Receivables	(.1%)	**(1,062,692)**
Net Assets	100.0%	**818,484,000**

ADR- American Depository Receipts
a Non-income producing.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.